

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

May 11, 2007

Paul Bragg, Chief Executive Officer
Vantage Energy Services, Inc.
6435 Vanderbilt Street
Houston, TX 77005

> **Re: Vantage Energy Services, Inc.**
> **Amendment No. 4 to Registration Statement on**
> **Form S-1**
> **Filed May 7, 2007**
> **File No. 333-138565**

Dear Mr. Bragg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment three of our letter dated May 3, 2007. Please revise to clarify in what way the 30% conversion feature makes your offering more "competitive" with other offerings by blank check companies. Address the purpose of SPAC conversion features to the extent they are meant to furnish investors with greater influence regarding the proposed business transaction or provide them with more protection against a proposed transaction that they do not deem acceptable.

2.   In addition, please clarify your statement that the 30% conversion feature is "consistent" with other filings given your statement that the 20% threshold is "more typical" in SPAC offerings. Advise us in quantified terms how many offerings include the 20% threshold compared to higher thresholds.

3.   We note your response to comment four of our letter dated May 3, 2007 and the revision on page 28 that based on an assumed interest rate, if you consummate a business combination within approximately nine months after the offering, a stockholder will not receive a full return of his investment by converting. Please revise to clarify whether there is a possibility that converting shareholders could receive equal to or more than the full invested amount if the vote were to take place after nine months.

4.   We note the additional disclosure concerning Mr. O'Leary, Technip and an unnamed energy company. It appears that his affiliation with those companies occurred after yours. With a view toward disclosure, advise us why the other companies would receive priority with respect to business opportunities.

5.   We note your response to comment 13. You state on page 100 that you do not believe there will be any conflicts between you and the entities to which Mr. Estrada, Mr. Guiscardo and Mr. O'Leary owe fiduciary duties because of "the size and nature of the business combinations that we would seek." It is still unclear if your belief is based on the view that these entities' potential acquisitions would be significantly larger or smaller than the one to be proposed by Vantage. Please revise to clarify.

6.   We note your response to comment eight. Your revised disclosure on page 71 suggests that up to 2005 Mr. Bragg supervised transactions, the "value of which were of sizes larger than those contemplated by this prospectus." It is unclear why the disclosure of previous experience in this section does not reflect transactions up to 2005 and involving Mr. Bragg. It is unclear if the reason is that Mr. Bragg did not have primary responsibility for identifying, structuring and negotiating any such transactions. Revise accordingly.

7.   We note that you will file revised letter agreements. We also note that you will file the legal opinion. Please file them so that we may have sufficient time for review. Also, please confirm that Mr. Bragg's agreement to assume personally the responsibility for the balance of the lease payments will be reflected in his letter agreement.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or James Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas Ellenoff
        Fax: (212) 370-7889